

02006801

Vf 3-12-02

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

SEC FILE NUMBER
8- 48685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

514 Market Street
(No. and Street)

Parkersburg (City) West Virginia (State) 26101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Sylvester 304-766-1825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

500 Virginia Street, East (Address) Charleston (City) West Virginia (State) 25301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

vf 3-19-02

OATH OR AFFIRMATION

I, Karen L. Sylvester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Brokerage Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC, STATE OF WEST VIRGINIA
JOYCE L. COLLET
105 A WESTMINISTER DRIVE
CULLODEN, WEST VIRGINIA 25510
MY COMMISSION EXPIRES 07 - 29 - 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Brokerage Services, Inc.

Financial Statements and Supplementary Information

Year ended December 31, 2001

Contents

0202-0276506



■ Ernst & Young LLP
900 United Center
500 Virginia Street East(25301)
P.O. Box 2906
Charleston, West Virginia 25330

■ Phone: (304) 343-8971
Fax: (304) 357-5994
www.ey.com

Report of Independent Auditors

To Shareholder and Board of Directors
United Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc. (the Company), a wholly owned subsidiary of United National Bank, as of December 31, 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Brokerage Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2002

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 65,893
Receivable from clearing broker	42,265
Securities owned, at market	801,382
Prepaid expenses	16,226
Equipment, net of accumulated depreciation of $142,363	-
Other assets	11,120
Total assets	$ 936,886
Liabilities	
Income taxes payable to parent	$ 164,620
Accrued expenses	32,938
Total liabilities	197,558
Shareholder's equity	
Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	138,990
Total shareholder's equity	739,328
Total liabilities and shareholder's equity	$ 936,886

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year ended December 31, 2001

Revenues:	
Brokerage commissions	$ 1,681,198
Interest income	70,677
	1,751,875
Expenses:	
Salaries and employee benefits	1,028,367
Data processing	46,119
Clearing costs	215,186
Licenses and registration fees	9,137
Professional fees	12,842
Travel	26,454
Publications and subscriptions	1,327
Occupancy and equipment	90,091
Insurance expense	12,708
Other	40,131
Total expenses	1,482,362
Income before income taxes	269,513
Income tax expense	88,647
Net income	$ 180,866

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-in Surplus	Retained Earnings (Deficit)	Total
Balance at December 31, 2000	$ 500,000	$ 100,338	$ (41,876)	$ 558,462
Net income	-	-	180,866	180,866
Balance at December 31, 2001	$ 500,000	$ 100,338	$ 138,990	$ 739,328

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 180,866
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on securities	13,635
Depreciation expense	6,370
Decrease in commissions receivable	63,116
Decrease in prepaid expenses	1,018
Increase in other assets	(10,546)
Increase in income taxes payable to parent	98,385
Decrease in accrued expenses	(2,117)
Net cash provided by operating activities	350,727
Cash flows from investing activities	
Payments to purchase securities	(1,644,263)
Proceeds from the sale of securities	1,278,109
Net cash used in investing activities	(366,154)
Decrease in cash equivalents	(15,427)
Cash equivalents at beginning of period	81,320
Cash equivalents at end of period	$ 65,893

See accompanying notes.

United Brokerage Services, Inc.

Notes to Financial Statements

Year ended December 31, 2001

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of United National Bank (UNB), which is a wholly owned subsidiary of United Bankshares, Inc. (UBSI). The Company is approved by the National Association of Security Dealers, Inc. (NASD) as a licensed broker/dealer and operates principally in the West Virginia, Virginia, and Washington, D.C. markets. The company offers retail brokerage services relating to securities and related products on a fully disclosed basis.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Such Rule prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. At December 31, 2001, the Company had net capital of $692,714, which is $442,714 in excess of its required net capital of $250,000 at December 31, 2001. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States (GAAP). A description of the significant accounting policies is presented below. The preparation of financial statements in conformity with GAAP requires the use of management estimates. Actual results may differ from those estimates.

Cash

Cash consists of a checking account maintained at UNB and cash on deposit with the clearing broker/dealer.

Securities Owned

Securities owned are stated at market with changes in the market value recorded in the Statement of Income. Securities consist primarily of units of ownership in a money market fund maintained at UNB, the underlying assets of which are principally U.S. government obligations.

2. Significant Accounting Policies (continued)

At December 31, 2001, the Company held equity securities with a market value of $24,930 and a cost of $54,506.

Equipment

Equipment balances are stated at cost. Depreciation is being recorded on the straight-line method over the estimated useful lives of the assets for financial statement purposes. Accelerated depreciation methods are used for income tax purposes.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. Accordingly, the Company provides for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate and remits to or receives from UNB amounts payable or receivable. The Company's results of operations are included in the consolidated income tax return of UBSI. The primary component of income tax expense is current income tax due to UBSI.

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in Other Assets in the Statement of Financial Condition. The net deferred tax assets of $11,846 relate to the book and tax bases of securities owned at December 31, 2001.

3. Related Party Transactions

UNB provides certain management services to the Company, including accounting and administrative functions, and pays for pension benefits for the Company's employees at no cost to the Company. In addition, UNB is providing rental space to the Company for a nominal annual cost of $1.

4. Contingencies

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2001, there were no amounts to be indemnified related to such agreement.

Supplementary Information

United Brokerage Services, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2001

Shareholder's equity	$ 739,328
Deductions and/or charges	
Equipment	-
Other assets	27,346
Total deductions and/or charges	27,346
Net capital before haircuts on securities positions	711,982
Haircut on securities	19,268
Net capital	$ 692,714
Aggregate indebtedness	
Payable to parent and accrued liabilities	$ 197,558
Net capital requirement	$ 250,000
Excess net capital	$ 442,714

The net capital as computed above is different from the net capital reported on the Company's unaudited December 31, 2001, Part IIA FOCUS filing due to the following:

Net capital reported on the Company's Part IIA FOCUS	$ 696,535
Adjustments to shareholder's equity	(2,603)
Adjustment to the other assets deduction	489
Adjustment to haircut on securities	(1,707)
Net capital computed above	$ 692,714

Supplementary Report



■ Ernst & Young LLP
900 United Center
500 Virginia Street East(25301)
P.O. Box 2906
Charleston, West Virginia 25330

■ Phone: (304) 343-8971
Fax: (304) 357-5994
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

Board of Directors
United Brokerage Services, Inc.

In planning and performing our audit of the financial statements of United Brokerage Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control activities to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2002